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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-30540
CUSIP NUMBER


(Check One)
[ ]Form 10-K [X]Form 20-F [ ]Form 11-K  [ ]Form 10-Q
[ ]Form N-SAR

                 For Period Ended:         December 31, 2002
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:
                                                  ---------------------------

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HERIN.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION


Full Name of Registrant: GigaMedia Limited
                         -------------------------------------------------------

Former Name if Applicable: N/A
                           -----------------------------------------------------


Address of Principal Executive Office (Street and Number)

122 Tun Hua North Road
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City, State and Zip Code


Taipei, Taiwan, Republic of China
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PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant has not been able to compile the requisite information necessary to enable it to have sufficient time to complete the Company's Annual Report on Form 20-F for the year ended December 31, 2002 within the prescribed time period without unreasonable effort and expense. Management believes that the Form 20-F will be filed by July 15, 2003.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

                Winston Hsia             (886-2)                8770-7966
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               GigaMedia Limited
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:       June 30, 2003        By: /s/ Winston Hsia
     -------------------------      --------------------------------------------
                                 Name: Winston Hsia
                                 Title: Vice President; Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).



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                                    PART IV


It is anticipated that there will be a significant change in the Registrant's results of operations from 2001 to 2002 which will be reflected by the earnings statement in the subject report. The Registrant publishes its financial statements in New Taiwan dollars, the lawful currency of Taiwan. The references below to "US$" are to United States dollars and references to "NT$" are to New Taiwan dollars. All translations from New Taiwan dollars to United States dollars were made on the basis of the noon buying rate in The City of New York for cable transfers in NT dollar per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 of NT$34.70 = US$1.00.

The Registrant's total sales revenue increased 522% to NT$2.6 billion (US$73.7 million) in 2002, from NT$411.0 million in 2001. Costs and expenses increased 38% to NT$3.4 billion (US$97.4 million) in 2002 from NT$2.4 billion in 2001. The Registrant recorded net loss of NT$638.0 million (US$18.4 million) in 2002 compared to a net loss of NT$1.8 billion in 2001.